Mail Stop 03-06


April 22, 2005



Via U.S. Mail and Facsimile (507-625-5135)

Jennifer A. Thompson
Chief Financial Officer
Winland Electronics, Inc.
1950 Excel Drive
Mankato, Minnesota 56001


	Re:	Winland Electronics, Inc.
		Form 10-KSB for year ended December 31, 2004
		Filed March 21, 2005
		File No. 001-15637

Dear Ms. Thompson:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the year ended December 31, 2004

Management`s Discussion and Analysis or Plan of Operation, page 7

1. We note throughout your MD&A in the results of operations you identify significant changes that significantly impacted your operating results but you do not quantify such changes or provide an adequate discussion or explanation for such changes. For example, you indicate that gross profit increased in 2004 due to increases in temporary employee wages, component prep charges, equipment repairs and leases, small tooling, manufacturing supplies and freight, which were offset in part by a reduction in obsolescence and warranty reserves. In future filings please provide an investor with an extensive discussion of the items that significantly impacted your results for the periods being compared along with the impact of such item.

2. In future filings revise this section to include a discussion of the material components of Cost of Sales and General and Administrative expenses so the reader understands your income statement presentation and how gross margin is computed. Also include in your discussion the type of costs that you capitalize in inventories.

-Critical Accounting Policies - page 9
3. In addition to identifying in MD&A all significant estimates, in future filings include a discussion of the methodology used by management in determining these particular estimates and the likelihood that materially different amounts would be reported under different conditions or using different methods. For example, expand your discussion in future filings and tell us supplementally in regards to your inventory obsolescence reserve the methodology that is used by Management to determine such reserve and the significant assumptions made and estimates used. Refer to the guidance provided in FR-60 and FR-72.
Financial Statements

Note 1. Nature of Business and Significant Accounting Policies - page 19

-Revenue recognition - page 19
4. Please tell us supplementally and expand in greater detail in future filings your revenue recognition policy, especially as it relates to the different types of revenue you earn such as product sales, consisting of electronic controls and assemblies, and proprietary products consisting of sensors and alarms, out of warranty repairs and engineering design services. Include in your discussion the types of post shipment obligations or acceptance provisions you may have and how you account for such obligations when they exist. Refer to the guidance provided in SAB 104.
Note 9. Major Customers, International Sales and Enterprise Wide Disclosures - Page 29
5. We note from the business section of your Form 10-KSB that you design and manufacture electronic controls and assemblies for OEM customers and provide proprietary products consisting of sensors and alarms for the security/industrial markets. It appears that you have two products that are sold to different types of customers and through different marketing channels. We further note that the discussion of your results of operations is based on revenue generated for each product. Tell us supplementally why you believe you operate in one operating segment and how you determined that you do not have more than one reportable segment that meets the criteria of paragraph 10 of SFAS 131. If you applied the aggregation guidance provided in paragraph 17 of SFAS 131 that fact should be disclosed in future filings along with why you believe the criteria for aggregation outlined in paragraph 17 was met.
Item 8A. Controls and Procedures - Page 31
6. Tell us supplementally and disclose in greater detail in future filings the nature of the material weaknesses identified in your disclosure. In this regard, tell us supplementally and disclose in future filings the specific steps that you have taken to remediate the material weaknesses and whether management believes that the material weaknesses have been corrected.

* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 824-5465 or me at (202) 942-7903 if you have questions regarding these comments.


					Sincerely,


					Michele Gohlke
					Branch Chief


Ms. Jennifer A. Thompson
Winland Electronics, Inc.
April 22, 2005
Page 4